Exhibit (a)(1)(xiv)

The information contained in this transcript was presented by Mr. T.J. Rodgers, President and CEO of Cypress Semiconductor Corporation, in a company meeting held Friday, September 5, 2008. Several references are made to a presentation being viewed by employees attending the meeting. The slides referred to by Mr. Rodgers have been previously filed with the Securities and Exchange Commission.

[TJ Rodgers]: There is an equivalent for RSU’s, you can’t just exercise and hold RSU’s, it doesn’t work that way. So the equivalent action you would take in an RSU to buy it, hold it and then get capital gains tax on the gain when you sell it, is to tender the RSU’s and tender means to give in, and to receive a grant of restricted stock. So in effect you would give your RSU’s to Cypress and you receive restricted stock, same number shares, same vesting schedule, same economic value, this is not about I’m getting any benefit immediately from this transaction this is about a transaction that allows for tax efficiency. After you got your restricted stock you’d use the thing called an 83B, it’s an IRS form, “Form 83B”. To pay taxes on a restricted stock and you have thirty days to do that.

[TJ Rodgers]: So this action right here is what I am going to explain in this memo number three, going to do three and four today. And that’s the main topic of this memo

[TJ Rodgers]: Ok. The tender offer is available to you as employees only.

[TJ Rodgers]: All the stock, um, tax maneuvering, it’s not maneuvering. It is not getting screwed on an investment that you shouldn’t get screwed on and it is a bureaucracy the IRS forces you to go through not to get screwed. I hate the language like somehow you’re taking money back from the government, by preventing them from taking your money. Uh, you’d have to be a Democratic candidate for President to use language like that.

[TJ Rodgers]: Umm, Ok, RSU’s. This is the strategy for RSU’s that is economically equivalent to exercising holding for options, but with a different process. Your restricted stock units, RSU’s, the stock options of the restricted stock world or RSU’s must be converted into restricted stock, I’ll talk about what that is in a minute. For you to pursue a capital gains strategy on your unvested restricted stock. That’s the sole purpose of what we’re talking about. Do you want to think about taxes upfront and do something to minimize it later on. If you do not plan to invest in a strategy to exercise and hold options, the tender offer for RSU’s is probably not for you either. In other words if you are not inclined to say I’m gonna write checks for 10, 15, 20, 30, 50 thousand bucks so that I can get that plus more back later, then neither of these cases will work for you probably.

[TJ Rodgers]: You’ll lose nothing by simply keeping your RSU’s, they’re economically, it’s the same. If you want to invest some cash and hold more new Cypress shares this tender offer is one way to pursue that type of strategy. An analysis comparing investment in options versus RSU’s will be presented in the future. This memo describes a tender offer and the capital gains strategy that it enables for you.

[TJ Rodgers]: Questions?

[TJ Rodgers]: Ok.

[TJ Rodgers]: Why are we doing all of this?

[TJ Rodgers]: Many shareholders and we’ve heard this from our shareholders that have heard it from quarterly meetings believe that the market value of Cypress, the Cypress part of the SunPower/Cypress combination is lower than it should be. Over the last year, if the value of SunPowers cash and stock, that we hold, is subtracted from the Cypress/SunPower total combination, what’s left, the SunPower, Cypress part rather is lower than it should be in value. Um, Cypress’s market value the residual value of us minus the residual market value of Cypress’s Semiconductor business is varied between about half billion and a billion two. That’s about three to seven dollars per share, over the last year and that’s below the market value, if you look at our revenue and profit and ask what was Cypress traded for it would be quite a bit north of three to seven bucks. This is the wrench and jam analogy I gave you before, the conglomerate discount. Thus, one anticipated, but not guaranteed affect of the spinout to increase the share price of new Cypress over time. People talk about releasing the value and the combination. The purpose of the tender offer is to enable a capital gain strategy for employees to acquire new Cypress stock with RSU’s. Now the strategy later for acquiring new Cypress stock tax advantage with options.

[TJ Rodgers]: Question?

[TJ Rodgers]: Ok, now I’m backing off again.

[TJ Rodgers]: What is a capital gains strategy?

[TJ Rodgers]: It really is an answer to the question, how can you pay a capital gains tax, which is 24.3% total Federal and State in California on gains from your options, rather than income tax, which is 35 to 50% depending upon your bracket. And I said here to illustrate the fact consider two hypothetical examples. And it’s the same example I’ve used in the last meeting. And here I use the word roll, slash, exercise and sell which is subject to income tax means roll your options and then later on exercise and sell on the same day, which is an income tax event, or the alternative strategy is exercise and hold your options and then sell them later and that’s a capital gains strategy. And I’ve described down here, I won’t go through it here today what these nomenclatures mean specifically. So, the roll is what’s gonna happen if you do nothing. So let’s suppose a person has a thousand options at fifteen bucks and then they roll them for a year and then the price of Cypress is today at thirty bucks and a year from now it goes up to forty five, what happens in the case when Cypress goes north? The value is released according to the theory which may or may not be true. OK, well you get forty five, you pay fifteen, you made a capital gain of $30 per share times a thousand shares which is thirty thousand dollars and in the 50%, “T” equals 50% bracket, you pay fifteen thousand in taxes. So you’d take home fifteen thousand bucks. If you do it a different way and this is at the end of the day, after everything is done. You exercise the options and you get the shares, instead of holding options you hold the shares, you pay Cypress fifteen thousand bucks, you pay your tax of seventy five hundred dollars, you do that all now then you hold for a year, you hold shares for a year as opposed to rolling options for a year, and then you sell at forty five. OK, well, by paying taxes here you’ve already paid taxes to make you even with Uncle Sam up to the price at the time you paid taxes, which is thirty bucks. So in effect you only get taxed on stock going up from the thirty dollar point after that. So there’s one chunk of tax and now you pay a second chunk of tax and that’s forty five dollars minus thirty is $15 times a thousand shares, so your second gain is fifteen thousand dollars. But on that gain you only pay, and I rounded it to 25%, so at fifteen thousand dollars times 25% is thirty seven fifty. So, you pay a tax of seventy five hundred at exercise, and that’s income tax, can’t be avoided, you pay a second tax of thirty seven fifty at sale a year later, and the money you have left if you just go and add and subtract what goes in and what goes out is eighteen seven fifty. So that’s three, thirty seven hundred fifty dollars more on a fifteen thousand dollar gain, so that’s 25% more money so it’s a significant amount more money.

[TJ Rodgers]: OK, I think I’ve explained all that.

[TJ Rodgers]: Questions on this example? Because this is gonna, I’m gonna hammer on this for a while.

[TJ Rodgers]: OK.

[TJ Rodgers]: The tax, I want to make one point, the tax reduction in case two, the capital gains case, uh, gave you eighteen seven fifty, 25% more than the $15,000 take home, in gain one, case one. Employees should note that the extra thirty seven fifty is not tax, is not free. Uh, in that case, you paid fifteen thousand bucks to Cypress, you wrote a check and you paid seventy five hundred to the governments and you had to do that one year earlier, so in this case you exercised and sold right there and you, you, paid your taxes on 8/15/09 in the example. Here you paid part of your taxes, right here on 8/15/08, you also paid for your options early. You could have paid, this person paid for his options on 8/15/09, by taking the forty five bucks he got and paying fifteen to Cypress and seven fifty to the government. So, you had twenty two thousand five hundred paid a year early and if you had put that in a money market account of 5% interest, you would have gotten $1,125. So, when I say the cost of getting the extra gain of thirty seven fifty is not free, what I mean is, your money is tied up and that matters. So whenever you do a decision to save taxes that decision should only be made if the gain is significantly better than what you could get by just leaving your money in the bank. Maybe you’re not getting 5%, I, I put a number here that’s a little bit aggressive just to remind everybody that their leaving money on the table by paying early.

[TJ Rodgers]: Questions?

[TJ Rodgers]: The cost of money is a lesser of two potential problems with the capital gains strategy. The risk and there is more risk in the exercise and hold cases by far. The problem we need to consider, worry about more and unfortunately where is comes to interest rate, it’s easy to calculate, where it comes to risk, it’s not. I’ll make one calculation and that calculation is the exact calculation I just did for you before. But, instead of selling at forty five bucks when the Cypress stock started at thirty instead of going up to forty five, suppose the stock started at thirty and went down to twenty. So in this case the person that doesn’t have a capital gains strategy rolled options, waited a year, sold it at twenty, got twenty thousand bucks, paid Cypress fifteen thousand bucks, made five grand, paid half to the government, twenty five hundred, took home twenty five hundred. Where as the tax optimizer, um, bought ‘em, paid fifteen thousand bucks to Cypress, that is, that always gets paid, that’s equivalent, pay seventy five hundred in tax because he or she paid tax on thirty minus, um, thirty minus fifteen, paid your tax back then, held them for a year and then sold. Now, of course, you might not sell there, but I’m saying what happens if you did. Well, then you sold, uh, twenty, uh, your taxes are already paid to thirty, so there is no more taxes. But you got twenty thousand bucks, but you put in twenty two thousand five hundred, so you’re twenty five hundred dollars light. Now those of you, look at your taxes know that that loss can be used in next years taxes, so it’s not completely lost, but it is, it says if the stock goes down instead of up your tax optimization case can, can get worse than just waiting and paying at the last minute, cause then you know exactly what your gonna make.

[TJ Rodgers]: Why did it go up?

[TJ Rodgers]: The employee paid higher taxes at a higher share price, by paying taxes early. You should carefully consider the risk of paying cash for taxes one year early and of course that means you’re thinking what tax would I pay a year from now. And if I pay my taxes now can I pay a lower tax. Which means you know what, what the tax is going to be a year from now, which means you know what the share price is gonna to be a year from now. Which I’ll guarantee you do not know. So this little hedge on this RSU strategy that makes it kind of interesting.

[TJ Rodgers]: OK, Questions?

[TJ Rodgers]: By the way that’s not the worst risk. It gets worse yet.

[TJ Rodgers]: The tender offer, again, we’re talking about a tax strategy for RSU’s, for American employees, that’s it. The tender offer is a complicated legal document you should have received. Read everything carefully. And here I am going to explain the business transaction and the risks.

[TJ Rodgers]: Your first decision is whether or not to tender to hand in your RSU’s. If you do not, the normal RSU process with remain in effect. When an RSU vests, it turns immediately to a share of stock on which the employee must then pay income tax, not capital gains. Thats what’s gonna happen if you do nothing don’t tender. In terms of gain, when you get your share, how much you make on it, that’s not gonna change. On the other hand if the employee accepts the tender offer his or hers RSU’s are converted into restricted stock, RS, which has the same vesting and the same process for vesting and selling as outlined for RSU’s above. There is little difference between vesting options for RS and vesting RSU’s. In fact, you can elect to tender your RSU’s meaning turning them into RS, then deciding not to pay taxes on them and little will change. So you can make, you can tender and leave open your option to pay taxes early and then decide not to, and that’s ok and it wont make a bit of difference as if you did not tender.

[TJ Rodgers]: The key difference between restricted stock and RSU’s is that the employee can file an 83B election form with the IRS within 30 days to pay income tax on the value of the RS at granting. Which will then be the day after, which will be the day after the distribution date. In other words, the first date Cypress trades, its average price will be NCY and since an RSU has zero option price the whole value of that NCY goes to you and therefore you’re liable with taxes for that. So your tax rate times NCY is what you owe and you own income tax on it. Because you got an immediate grant, that was built in, built in profit in the grant and you have to pay taxes on that right now, no escape.

[TJ Rodgers]: Question is can your taxes beyond that point, if Cypress goes up, be paid at a lower rate?

[TJ Rodgers]: Um, question, on so far?

[TJ Rodgers]: Yeah…

[Audience Question]: ** inaudible **

[TJ Rodgers]: Yes and No. No for the first no question. Yes and no for the second questions.

[TJ Rodgers]: Can you tender now? No.

[TJ Rodgers]: You can fill in your paperwork, but the tendering happens on the last day of the tender, when the offer closes and we go to see, it’s like counting votes.

[TJ Rodgers]: You know, you can vote on Thursday, but it doesn’t count until they count them.

[TJ Rodgers]: OK.

[TJ Rodgers]: Um, by the way, you can tender, un-tender, re-tender and un-re-tender, flip back and forth, it’s only your last vote that they count.

[TJ Rodgers]: OK

[TJ Rodgers]: Then when can you file an 83B election?

[TJ Rodgers]: Um, what an 83B election is, in big picture terms, is, I just made a capital gain, I just made a gain and I want to pay taxes on it now. Therefore if I pay for taxes on it now, I’ve paid up to the price it is now and in the increase of price in the future as long as I hold it for a year, I’ll pay a lower tax rate on. So, you’re trying to limit the period, end the period when you pay the high tax rate and begin the period when you pay capital gains tax. So called starting the capital gains clock.

[TJ Rodgers]: Yes, you can wait, but you can only wait thirty days. If you wait beyond 30 days you cannot pay your taxes early and it’s over. So basically there is an event on distribution date plus one. The factor S will be known and your new number of RSU’s in new Cypress will be known, multiplied times S of your old number and their price will be known, because that will be what the market tells us the price is and at that day you can pay income tax, you don’t have to because you haven’t taken those shares, so not even vested yet, you can’t take them. But this is a way for you to pay them early even before they are vested, even before you legally own them to start the capital gains clock.

[TJ Rodgers]: Now, this is a good deal, but its got big risks and if you screw up on one risk, um, it can blow any profit you make on all of your planning, so you need to make sure the risks simply don’t happen. And they’re not all in your control. You can pay for taxes out of pocket one year before selling your shares to get a better tax rate and of course if you pay early, um, the new Cypress share price may decline from its first day price. Meaning that you paid extra taxes unnecessarily. I already went over that example. Even more important you may leave Cypress and never vest your tax paid restricted stock. In this case, the IRS benevolently takes your money and doesn’t even give you credit on future taxes, it disappears. This is a big one. There’s a lot of different ways to leave Cypress. I’ll go over that later.

[TJ Rodgers]: And finally, many RSU’s are performance based. As a mater of fact, most of our RSU’s are performance based and if you don’t make the performance number you don’t get the RSU and when you don’t get it, it disappears and the taxes you paid on it also disappear.

[TJ Rodgers]: I said see number three, it goes away forever. Don’t get credit for it. These are the big ones and I’ll talk about mitigation.

[TJ Rodgers]: OK.

[TJ Rodgers]: Risk mitigation. So how do you make sure you don’t get screwed?

[TJ Rodgers]: Should you use the restricted stock capital gains tax strategy, if your employment status at Cypress is in jeopardy in any way?

[TJ Rodgers]: Craig, and I’m not saying you, no. I wasn’t making a statement about you Craig, you were in the front and I wanted to get, engage the audience.

[TJ Rodgers]: Um, however I would sell my options as quickly as I could, in your case.

[TJ Rodgers]: Um, so, ok, I’ll leave it there. If you’re thinking about quitting, stupid.

[TJ Rodgers]: Do you have vested options that are nearly as cheap to exercise and hold as restricted stock, but a lot less risky?

[TJ Rodgers]: Vested options, what’s the difference between exercising vested options and exercising unvested RSU’s in terms of risk?

[TJ Rodgers]: Tom?

[Audience Question]: ** inaudible question**

[TJ Rodgers]: The point is, if, uh, TJ decides to go out of the RAM business six months from now. I, OK, another example. Um, and you happen to be a RAM guy who knows nothing but RAMS. Um, then, then you could lose it. On the other hand, if you applied your buy and pay taxes early strategy and stock is vested, uh, you have a thirty day window to exercise your stock. So you can walk away with that money. Uh where as you cannot walk away with an unvested RSU.

[TJ Rodgers]: What’s the down side?

[TJ Rodgers]: Did I miss a page in here?

[TJ Rodgers]: Is this the one where is says use less cash?

[TJ Rodgers]: Are you on….ok Frances, I am missing a slide.

[TJ Rodgers]: Have you got it?

[TJ Rodgers]: So this slide is the rationale as to why you would even do this stuff and take these risks.

[TJ Rodgers]: Questions while we are waiting?

[TJ Rodgers]: Yes.

[Audience Question]: ** inaudible question **

[TJ Rodgers]: If you don’t want to tender, you don’t need to do it. If you tender and change your mind later, then you simply cannot file an 83B form and it will be economically identical to not tendering. If you don’t tender now, you have cut of the possibility of doing it, if you tender now you will have approximately another month and a half to watch stuff and I’ll explain what that means in a minute.

[TJ Rodgers]: OK, this is the slide that was missing.

[TJ Rodgers]: Um, so, I explained the capital gains strategy for options. Here’s the capital gains strategy for RSU’s.

[TJ Rodgers]: And in the case of an RS, in the case of an option at fifteen bucks for a 50% bracket. You pay fifteen bucks to Cypress, you pay seven fifty in taxes and it costs you twenty two fifty to get one share and that one share is the one that if it makes money in the future you get lower taxes on.

[TJ Rodgers]: If you have an RSU on Cypress and you do the same thing. You don’t pay anything to Cypress because the strike price an RSU is effectively zero. But you have to pay fifteen dollars in tax because you have to pay half of the value of the thirty dollar share price. Even then it’s cheaper. And the last point is, for those of you in a lower tax bracket it gets better yet because the taxes go down. So if you have an RSU in Cypress and you’re in the 30% tax bracket you only pay $9 in taxes. So the difference here is more than two to one, how many dollars it costs to get the share into that favorable bracket.

[TJ Rodgers]: So, the question I was asking that reminded me that this slide was gone, the question I was asking, um, why would you do it? The answer is because if you can invest nine thousand dollars, for example, you can get a thousand RSU’s in the program. If you invest nine thousand dollars in options **inaudible ** you can only get, um, nine, nine thousand, nine over twenty two thousand five hundred less than half of the options in the program. So it takes less money to get more shares in. It’s an efficiency thing. That’s why the RSU thing exists. That was a little, um, epiphany I had about five weeks ago when I started working on this problem the very first week, I said man, uh we’ve got to be able to make RSU’s go into capital gains program and it turns out I didn’t realize all the stuff that happens. So, the RSU transaction is simple. Um, basically you take a zero dollar option called an RSU. You tender it to Cypress. We grant you RS and you get a zero dollar restricted stock. So far, you’ve done nothing that puts you at risk. Um, when you pay the taxes and mail them in, that’s when you go at risk.

[TJ Rodgers]: So, the second question is do you have vested options that are nearly as cheap to exercise and hold as restricted stock, but a lot less risky?

[TJ Rodgers]: So in other words if I had some options at five bucks and some of you do. I would consider exercising those because I can always walk away with them and they will be vested there are no options that are five dollar options that aren’t at least five years old. Then I could walk away with it and all the risks we talked about evaporate. So you have to trade off between exercising options more expensive and more risky and exercising RSU’s less expensive and more risky and not doing anything, real cheap now, pay the government later.

[TJ Rodgers]: How far in the future should you prudently pay 83B taxes?

[TJ Rodgers]: Dana?

[Audience Question]: ** inaudible question **

[TJ Rodgers]: Partly depends on the tax rate. What it’s gonna be in the future. I mean, right this is an opportunity to pay taxes today. Um, if you’re me, you’re expecting with a 52/48 probability your taxes are about to go up. Therefore an opportunity to pay taxes today is valuable for me. If you’re not in the top 5% bracket, which means all but 10 or so of us in the company, um, then your taxes might not go up and you might make a different decision.

[TJ Rodgers]: But this is a different question.

[TJ Rodgers]: How far in the future, meaning, here’s the question.

[TJ Rodgers]: You have an RSU, um, it vests this year, it vests next year, vests a year after that, vests four years from now. Is it prudent to go covert an RSU that won’t vest, based upon performance criteria that are not yet set four years from now?

[TJ Rodgers]: That’s an IQ test, that is not a question of quantification.

[TJ Rodgers]: No.

[TJ Rodgers]: So, ok.

[TJ Rodgers]: If your RS has performance based vesting. In other words you get paid for performance, not for time. Uh, should you pay 83B taxes on all of your restricted stock or just the fraction that is very highly likely highly to vest?

[TJ Rodgers]: B, of course.

[TJ Rodgers]: Um, should you pay 83B taxes on any restricted stock for which the vesting is not fully in your control?

[TJ Rodgers]: Cypress will gain 17% market share in the blah, blah, blah market. 33,000 RSU’s. I wouldn’t do that.

[TJ Rodgers]: Should you the RS strategy if your income tax rate is low, only slightly above your capital gains tax rate?

[TJ Rodgers]: Difference for me is 50% minus 24.3%. If the difference for someone in the room is 30% versus 24.3% the reward is not that great. Probably not worth it. That’s why you need to know what your real tax rate is, not what the withholding rate is on your stock form.

[TJ Rodgers]: What happens if the new US President raises the capital gains tax by 13%, I did not pull that number out of the air, during the one year holding period?

[TJ Rodgers]: Well you can look at it two different ways. Any taxes you can pay before taxes goes up, its good. Second way is, if you’re in a 30% bracket trying to go to a 24% bracket and the president raises the thirty, the 24% bracket to 37%, so you don’t have to pay 30% taxes, all of the sudden it turns around to be a loser. So the trap for the people in the middle, is if you have a middling income tax rate and the capital gains rate goes up during the year, then all of the sudden the benefit, the differential between the two tax rates is gonna go down. And that one, that risk number 7, I would, um, consider carefully and what I would do is what I personally am gonna do, um, I’ll make my calculation on current tax rates and make a second calculation on higher tax rates in the future and if I don’t still walk away with more money then I would have walked away, then I’ll not do the deal.

[TJ Rodgers]: Should you invest any money in 83B taxes that you might need for another purpose before your RS vests, given that the funds invested will be out of action for one year?

[TJ Rodgers]: That’s another IQ test.

[TJ Rodgers]: So, you have to believe that you’re gonna be here, you have to believe that your division is gonna be here, you have to believe that the restricted stock is gonna happen and you have to calculate that you’re gonna get a significant gain and you don’t put everything at risk, you only take a risk on the stuff you know is gonna happen. So for those of you that have time vested RSU’s, that’s pretty good. All I have to do is be here a year from now and if I take half my RSU’s and tender them for restricted stock, then, um, a year from today I’ll get a tax break on that stock. And that’s a pretty sure thing. And I’m the head designer on the PSoC side. So I ain’t going anywhere, the company ain’t going anywhere, so I’m happy. So that would be the kind of process you’d go through, so these questions, um, they’re kind of dumb in a way and the answers are obvious, but they cause you to stimulate, they’re intended to stimulate your thinking.

[TJ Rodgers]: If you engage in a restricted stock capital gains strategy you should file your 83B form just ahead of the IRS thirty day deadline and here’s the upside. If in that time new Cypress stock price has risen above new Cypress first day stock price, paying 83B taxes may be more attractive then if NCY is down relative to NCY0. Remember if you file an 83B you pay taxes based on the first day price NCY0. So for example take the two cases. NCY0 first day price of new Cypress $6.50, 29 days into it, it’s $8.50 and you think it’s going farther and you get asked the question do I want to pay taxes on $6.50 right now and have the difference between $6.50 and $8.50 be capital gains tax in the future. That’s a different bet than if the $6.50 and then a month later is $5.50 and the question is do I want to pay higher taxes now than I would have if I didn’t do anything and take a bunch of risks on top of it. So, if none of this is for you, I’m gonna get what I can get without investing money, don’t do anything. If, the possibility of lowering your capital gains tax on any of your stock is and you haven’t seen yet that presentation yet, is something you’re considering you can tender your RSU’s for restricted stock, nothing lost and then you can chicken out 29 days later. Or not, depending upon what you think after having thought about it and watched stock market for a month.

[TJ Rodgers]: OK.

[TJ Rodgers]: Questions? Yes?

[Audience Question]: ***inaudible question **

[TJ Rodgers]: No. The 83B is an election. Meaning that it’s your option. You are electing to pay taxes early. The government is allowing you to pay taxes early. It’s good for them because they get money early. It’s good for you because you can pay taxes at a time when it will be lower then they would be later in your estimation, but obviously you can’t know that. So, no you owe nothing. When we change an RSU to an RS you go from a non-taxable event to a non-taxable event because the restricted stock is restricted and what that means and I don’t think I highlighted it, is, the way restricted stock works is the way startups work. The way Cypress works. In order to, um, do taxes better, when you start a startup company you don’t get stock options in the company you get restricted stock. So lets say it’s a nickel a share and lets say the CEO gets a million shares. So you get a million shares at a nickel a share you write a check for fifty thousand bucks, it hurts, but you now paid for your stock and you’ve paid your income tax and then if your restricted stock takes two, three, four or five years to vest you’ve long held your stock because you’ve already paid for it and you only pay capital gains tax on the gain. That’s how restricted stock works and the way the company can allow you to own the stock is to have what’s called reverse vesting. So you sign a contract to the company that says I’m buying stock for a nickel and the company has the right to buy it all back before you’re vested. At the end of one year the company has the right to it for a nickel, at the end of one year the company has, only has the right to buy three quarters of it. At the end of two years the company only has the right to buy half of it back. At the end of four years the company has no right to buy anything back. So the restriction is, the, expiration of an agreement, a contractual agreement to buy back stock. Which in effect is our way of grabbing the stock, and taking it back if you quit. That’s the way almost all startups work. That’s the way Cypress worked and that same path can be applied to restricted shares you have today. Restricted units once they are converted to restricted shares, so that’s the whole mindset behind the offer.

[TJ Rodgers]: Yes?

[TJ Rodgers]: How does what?

[Audience Question]: ** inaudible **

[TJ Rodgers]: You cease to become and employee if you die. And the IRS takes all your ex, your widows money and they don’t even feel bad about it. Really.

[Audience Question]: ** inaudible **

[TJ Rodgers]: Gone.

[Audience Question]: ** inaudible **

[TJ Rodgers]: [TJ laughs] Are you planning on dying?

[Audience Question]: ** inaudible **

[TJ Rodgers]: I am going to answer that question later in writing. But, for the purposes of what can I convert from RSU’s to restricted stock, the answer is pretty much anything you want, in any time period you want as long as it’s a hundred shares. So I’ll outline one strategy that might be an output of careful thinking.

[TJ Rodgers]: I have five thousand RSU’s vesting a thousand shares per year for five years. I’m pretty sure about the next year, so I’m going to take half of the RSU’s and I’m gonna convert them RS and I’m gonna pay taxes on them with an 83B. The year after that, nothing is certain in the future I’m gonna do one quarter of the shares. After two years I’m gonna do nothing. I’m just gonna deal with what life gives me two years out. Then I will at least have advantaged some of my RSU’s and I will, um, it wont be perfect, but it will be better than nothing. And then after twenty nine days you go look at the stock and the stock is up and say congratulations I get to pay my taxes at a lower value of Cypress stock. I get to pay retroactive taxes back to the day Cypress spun out or alternatively held the stocks down and it’s a bad deal paying taxes now. I’m not going to file an 83B. So the real decision that matters for risk is not tendering or not-tendering, that does not make a whole lot of difference in your economic life. The real decision is before thirty days, after the distribution date, when you have to decide to file an 83B and write a check and give it to the government, that check will disappear forever and that leaves and risks all the things that might prevent you from not being there to receive the other check a year later.

[Audience Question]: ** inaudible **

[TJ Rodgers]: Um, if I can convert a certain number of shares, can I pay 83B on part of them, not all of them?

[TJ Rodgers]: Actually the way you do it is if you are gonna convert RSU’s to restricted stock, potentially, you convert everything 100%. Bam. And then when you want to decide which ones are covered at that point you file an 83B on the shares you want covered and so, so and then you’ll have restricted stock that you haven’t paid taxes on and that’s in effect just like an RSU. Same rules and you’ll have restricted stock you have paid taxes on and you have to identify that share by share so you have to say it’s this group of stock from this year. And then when that stock vests, you get it and you get it tax free and you’ve already paid your taxes.

[TJ Rodgers]: Yes?

[Audience Question]: ** inaudible **

[TJ Rodgers]: The hundred limit is for all of these transactions we are describing. Basically if you do the math, um, a hundred, in the world of, if you do the math, a hundred is a reasonable minimum limit. Otherwise the transactions are significantly expensive, relative to the gain that can happen.

[TJ Rodgers]: Oh, by the way, the other good thing about an 83B is if you pay your taxes when you get your restricted stock that is also not a taxable event. If you hold it. You only pay your next set of taxes when you sell that stock and then you pay taxes on what you sell it for minus the 83B number that you paid taxes on. So it kind of gives you a chance to look back and pick a favorable time to pay taxes and it also immunizes you against being forced to pay taxes. When RSU’s vest, bam, you pay taxes, you have to. If an RS vests and you’ve already paid an 83B on it, you are not forced to pay taxes, so you get an added degree of flexibility.

[TJ Rodgers]: In the back?

[Audience Question]: ** inaudible **

[TJ Rodgers]: The answer is, in quantum, quanta of a hundred RSU’s you can pick and choose which ones you wanna pay taxes on. The quantum of time that RSU’s vest on is quarters for some RSU’s and years, once a year, for performance based RSU’s. So you can’t come in and say I want to get my October RSU’s changed and I had a good October give me the money. But you can come in and you can, you can, pick for example the RSU’s for the next year, and specify which ones they are. By the way for performance based, as long as we’re really into details here, for performance based RSU’s the performance criteria is only set for one year. Therefore there’s an ambiguous requirement, there are no goals for years two, three, four and five. So, basically you don’t have to specify what the goals are when you pay your taxes even if you pay taxes on a year two share. So, for example, you can pay taxes on it, on a share that’s destined to be vested or not vested. An RSU, an RSU, yeah, that’s destined to come to you or not come to you in year two and at the beginning of year two, look at your goals and say, oh, that goal I guarantee is gonna happen, that’s the goal right there that the tax one goes against. And this one, you know, run the hundred yard dash in 9.3 seconds, this is one the restricted RSU goes against. So, if I lose that one the RSU goes away, if I make that one the RS comes to me.